SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No.3)*

Virtus Investment Partners, Inc.

(Name of Issuer)

Common Stock
(Title of Class of Securities)

92828Q109
(CUSIP Number)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]Rule 13d-1(b)
[x]Rule 13d-1(c)
[ ]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sonoma Capital, LP

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)[x]
(b)[ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

377,500

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

377,500

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

377,500

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*[ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.5%

12.TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sonoma Capital, LLC

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)[x]
(b)[ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

377,500

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

377,500

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

377,500

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*[ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.5%

12.TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sonoma Capital Management, LLC

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)[x]
(b)[ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

377,500

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

377,500

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

377,500

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*[ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.5%

12.TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jeffrey Thorp IRA, HSBC Bank USA, N.A. as Custodian

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)[x]
(b)[ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

377,500

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

377,500

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

377,500

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*[ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.5%

12.TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jeffrey Thorp

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)[x]
(b)[ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

755,000

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

755,000

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

755,000

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*[ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.0%

12.TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed to correct the Amendment filed earlier today by the Reporting Persons (as defined below) which incorrectly reported a change in the Reporting Persons’ beneficial ownership of the common stock (the "Common Stock") of Virtus Investment Partners, Inc. (the "Issuer") from Amendment No.1 filed by them on April 17, 2009.   This statement reflects the Reporting Persons’ beneficial ownership of Common Stock as of February 15, 2010, which remains unchanged from the April 17, 2009 filing.

The names of the persons filing this statement on Schedule 13G (the "Reporting Persons") are:

•	Sonoma Capital, LP;
•	Sonoma Capital, LLC;
•	Sonoma Capital Management, LLC;
•	Jeffrey Thorp IRA, HSBC Bank USA, N.A. as Custodian (the “HSBC IRA”); and
•	Jeffrey Thorp.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Collectively, the Reporting Persons beneficially own 755,000 shares of Common Stock, representing 13.0% of the outstanding shares of Common Stock.

I. Sonoma Capital, LP
     (a) Amount beneficially owned: 377,500
           (b) Percent of class: 6.5%
           (c) Number of Common Shares as to which the Reporting Person has:

    (i) Sole power to vote or direct the vote: 0
    (ii) Shared power to vote or direct the vote: 377,500 (See Note 1.)
    (iii) Sole power to dispose or direct the disposition: 0
    (iv) Shared power to dispose or direct the disposition: 377,500 (See Note 1.)

II. Sonoma Capital, LLC
     (a) Amount beneficially owned: 377,500
           (b) Percent of class: 6.5%
           (c) Number of Common Shares as to which the Reporting Person has:

    (i) Sole power to vote or direct the vote: 0
    (ii) Shared power to vote or direct the vote: 377,500 (See Note 1.)
    (iii) Sole power to dispose or direct the disposition: 0
    (iv) Shared power to dispose or direct the disposition: 377,500 (See Note 1.)

III. Sonoma Capital Management, LLC
     (a) Amount beneficially owned: 377,500
           (b) Percent of class: 6.5%
           (c) Number of Common Shares as to which the Reporting Person has:

    (i) Sole power to vote or direct the vote: 0
    (ii) Shared power to vote or direct the vote: 377,500 (See Note 1.)
    (iii) Sole power to dispose or direct the disposition: 0
    (iv) Shared power to dispose or direct the disposition: 377,500 (See Note 1.)

IV. HSBC IRA
     (a) Amount beneficially owned: 377,500
           (b) Percent of class: 6.5%
           (c) Number of Common Shares as to which the Reporting Person has:

    (i) Sole power to vote or direct the vote: 0
    (ii) Shared power to vote or direct the vote: 377,500 (See Note 1.)
    (iii) Sole power to dispose or direct the disposition: 0
    (iv) Shared power to dispose or direct the disposition: 377,500 (See Note 1.)

V. Jeffrey Thorp
     (a) Amount beneficially owned: 755,000
           (b) Percent of class: Less than 13.0%
           (c) Number of Common Shares as to which the Reporting Person has:

    (i) Sole power to vote or direct the vote: 0
    (ii) Shared power to vote or direct the vote: 755,000 (See Note 1.)
    (iii) Sole power to dispose or direct the disposition: 0
    (iv) Shared power to dispose or direct the disposition: 755,000 (See Note 1.)

    Note 1:  Sonoma Capital, LLC is the general partner of Sonoma Capital, LP.  Jeffrey Thorp is the managing member of Sonoma Capital, LLC.  Sonoma Capital Management, LLC is the investment manager of Sonoma Capital, LP.  Jeffrey Thorp is the managing member of Sonoma Capital Management, LLC.  As a result, Sonoma Capital, LP, Sonoma Capital Management, LLC, Sonoma Capital LLC and Jeffrey Thorp may be deemed to have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the shares of Common Stock owned by Sonoma Capital, LP

Jeffrey Thorp is the controlling person of the HSBC IRA.  As a result, Jeffrey Thorp may be deemed to have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the shares of Common Stock owned by the HSBC IRA.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2010

SONOMA CAPITAL, LP
By: Sonoma Capital, LLC, as General Partner

By: /s/ Jeffrey Thorp
        Jeffrey Thorp,
        Managing Member

SONOMA CAPITAL MANAGEMENT, LLC

By: /s/ Jeffrey Thorp
        Jeffrey Thorp,
        Managing Member

SONOMA CAPITAL, LLC

By: /s/ Jeffrey Thorp
        Jeffrey Thorp,
        Managing Member

JEFFREY THORP IRA, HSBC BANK USA, N.A. AS CUSTODIAN

By: /s/ Jeffrey Thorp
        Jeffrey Thorp

/s/ Jeffrey Thorp
    Jeffrey Thorp